SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 11, 2005 to May 24, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release confirming cash distribution for June 15, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

May 24, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A/PGF.B) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JUNE 15, 2005

(Calgary, May 20, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), today confirmed its June 15, 2005 cash distribution will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is May 27, 2005 for U.S. unitholders and May 30, 2005 for Canadian unitholders. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record dates of May 31, 2005 and June 1, 2005 for U.S. and Canadian unitholders, respectively.

The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.18 per trust unit using a U.S./Canadian dollar exchange ratio of 1.2635. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of April, 2005. Cash distributions paid over the past 12 months now total Cdn $2.71 per trust unit or approximately U.S. $2.16 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191